Acergy S.A. Annual General Meeting
and dividend effect on Convertible Notes

London, England – May 28, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY), advises that at the Annual General Meeting of shareholders on May 28, 2010, all resolutions were approved by shareholders.

The payment of a dividend of $0.23 per common share for shareholders of record on June 3, 2010 was approved.  The first trading date ex-dividend will be June 1, 2010 and the date of payment of dividend will be June 18, 2010 to holders of common shares and June 23, 2010 for holders of our ADRs.

Accordingly, the Company would like to inform holders of convertible bonds that, in accordance with clause 6B3 of the terms and conditions of the convertible bond, the new conversion price of the Bonds will be $22.37.

The minutes of the Annual General Meeting detailing the resolutions proposed and the result of the poll on resolutions is attached hereto.

***************************************************************************************************************************************
Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide.   We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
            ***************************************************************************************************************************************

Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These statements include, but are not limited to, statements as to the expected amount of the dividend and the timing of the payment thereof, and statements as to the expected conversion price of our convertible bonds.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or government enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

ACERGY S.A.
Société Anonyme Holding
412F, route d’Esch
L-2086 Luxembourg
R.C.S. Luxembourg B 43172

Minutes of the Annual General Meeting held at the offices of SGG S.A., 412F, route
d’Esch, Luxembourg on May 28, 2010

The Meeting was opened at 2.00 p.m.

Chairman          :  Mr. Alistair Peel, Company Secretary of Acergy S.A.

Secretary          :  Maître Philippe HOSS

Ballot-judges    :  Mrs. Chantal MATHU and Mrs. Céline BONVALET

The Chairman declared and the Meeting noted that:

•
it appeared from the main register kept by SGG S.A. and the Branch Register kept by DnB NOR Bank ASA of Oslo produced to the Meeting together with proxies duly filed within the statutory period that 70,912,447 Common Shares out of 194,953,972 issued Common Shares and 183,429,857 outstanding Common Shares as at March 29, 2010 were represented.

•
the notice of the Meeting was published according to the legal requirements in the “Luxemburger Wort” a Luxembourg daily newspaper and in the "Mémorial C" on May 10, 2010 and May 19, 2010 as evidenced by the documents presented to the Meeting and in accordance with article 26 of the Articles of Incorporation (i) notice of this Meeting together with a proxy card, a letter of explanation and a business reply envelope have been mailed to the Common Shareholders on the Company’s Registers as of March 29, 2010 and (ii) notice of this Meeting together with a proxy card, the letter of explanation and a business reply envelope were also mailed to the holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) on the register of Deutsche Bank Trust Company Americas, Depositary for the ADSs, as of March 29, 2010.

•	in order to attend the present Meeting, the Common Shares represented complied with the legal and statutory requirements.

•	the present Meeting was therefore regularly convened and has the legal power to act on the items 1 to 15 inclusive of the agenda.

•	The Chairman refers to the agenda as published in the Luxembourg daily and the Mémorial.

•
The Chairman explained the variances between the agenda as published and the agenda sent to the shareholders. The reason for this change is that Luxembourg law in particular law 18, December 2009 (the “Law”) provides that only authorised statutory auditors in Luxembourg have the right to report and certify accounts of Luxembourg companies. The Chairman recites the relevant legal provisions.

Consequently the official accounts of the Company for any legal Luxembourg purpose whatsoever have to be those signed by Deloitte S.A., rather than Deloitte LLP, in particular with respect to reporting and approving by shareholders. Similarly only Deloitte S.A. may be appointed as Authorised Statutory Auditor. Resolutions 1 and 14 reflect this.  It will be up to Deloitte S.A. to determine to what extent it may seek the assistance of other professionals.

AGENDA

(1)
To consider (i) the report of Deloitte S.A., Luxembourg, Authorised Statutory Auditor (“Réviseurs d’entreprises agrées”) on the unconsolidated and the consolidated financial statements of the Company, (ii) the reports by the Board of Directors of the Company in respect of the unconsolidated and consolidated financial statements of the Company, for the fiscal year ended November 30, 2009.

(2)	To approve the unconsolidated balance sheet and statement of profit and loss of the Company for the fiscal year ended November 30, 2009.
(3)	To approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2009.
(4)	To discharge the Board of Directors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2009.
(5)
To authorise the Company, or any wholly-owned subsidiary or sub-subsidiary, to purchase Common Shares of the Company up to a maximum of 10% of the issued Common Shares net of the Common Shares previously repurchased and still held, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the NASDAQ Global Select Market, if applicable) for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before August 31, 2011.

(6)	To re-elect Sir Peter Mason as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
(7)	To re-elect Mr. Tom Ehret as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
(8)	To re-elect Mr. Jean Cahuzac as a Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
(9)	To re-elect Dr. Thorleif Enger as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
(10)	To re-elect Mr. Dod A. Fraser as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
(11)	To re-elect Mr. J. Frithjof Skouverøe as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
(12)	To re-elect Mr. Trond Westlie as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
(13)	To elect Mr. Ron Henderson as a new independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
(14)
To elect Deloitte S.A., Luxembourg as Authorised Statutory Auditor (“Réviseurs d’entreprises agrées”) to audit the unconsolidated and the consolidated financial statements of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

(15)
To approve the determination of dividends of the Company for the fiscal year ended November 30, 2009, namely approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of U.S. $0.23 per Common Share, payable on June 18, 2010 to Shareholders (and June 23, 2010 for holders of ADSs) of record as of June 3, 2010. (Note: The first trading date ex-dividend will be June 1, 2010).

The Meeting then deliberated on each of the agenda items and proceeded to a vote on each of them as follows:

1.
to consider (i) the report of Deloitte S.A., Luxembourg, Independent Auditors (“Réviseurs d’entreprises”) on the unconsolidated and the consolidated financial statements of the Company, (ii) the reports by the Board of Directors of the Company, in respect of the unconsolidated and consolidated financial statements of the Company for the fiscal year ended November 30, 2009;

The Chairman tabled, (i) the reports of Deloitte S.A., 560, rue de Neudorf, L-2220 Luxembourg, Authorised Statutory Auditors of the Company and (ii) the reports by the Board of Directors of the Company in respect of the unconsolidated and consolidated financial statements of the Company for the fiscal year ended November 30, 2009. A copy of each of the reports was ordered to be filed with the Minutes of the Meeting.

FOR:  70,812,437             AGAINST:  38,470                                                                   ABSTAINING:  61,540

2.	to approve the unconsolidated balance sheet and statement of profit and loss of the Company for the fiscal year ended November 30, 2009;

The Chairman proposed to approve the unconsolidated accounts for the fiscal year ended November 30, 2009.

FOR:  70,793,786             AGAINST:  55,061                                                                   ABSTAINING:  63,600

3.	to approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2009;

The Chairman proposed to approve the consolidated accounts for the fiscal year ended November 30, 2009.

FOR:  70,793,106             AGAINST:  55,091                                                                   ABSTAINING:  64,250

4.	to approve the discharge of the Board of Directors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2009;

The Chairman proposed to the Meeting to discharge the Directors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2009.

FOR:  69,593,391             AGAINST:  893,564                                                                 ABSTAINING:  425,492

5.
to authorise the Company, or any wholly-owned subsidiary or sub-subsidiary, to purchase Common Shares of the Company, up to a maximum of 10% of the issued Common Shares net of the Common Shares previously repurchased and still held, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Global Select Market, if applicable) for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before August 31, 2011.

The Chairman proposed to approve the authorisation to permit the purchase of Common Shares.

FOR:  70,768,395             AGAINST:  31,962                                                                   ABSTAINING:  112,090

6.	to re-elect Sir Peter Mason as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

The Chairman proposed to the Meeting to elect Sir Peter Mason as an independent Director until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

FOR:  70,668,792             AGAINST:  137,001                                                                 ABSTAINING:  106,654

7.	to re-elect Mr. Tom Ehret as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

The Chairman proposed to the Meeting to elect Mr. Tom Ehret as an independent Director until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

FOR:  70,108,954             AGAINST:  741,516                                                                 ABSTAINING:  61,977

8.	to re-elect Mr. Jean Cahuzac as a Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

The Chairman proposed to the Meeting to elect Mr. Jean Cahuzac as a Director until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

FOR:  48,952,061             AGAINST:  345,403                                                                 ABSTAINING:  21,614,983

9.	to re-elect Dr. Thorleif Enger as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

The Chairman proposed to the Meeting to elect Dr. Thorleif Enger as an independent Director until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

FOR:  70,651,949             AGAINST:  199,825                                                                 ABSTAINING:  60,673

10.	to re-elect Mr Dod A. Fraser as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

The Chairman proposed to the Meeting to elect Mr Dod A. Fraser as an independent Director until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

FOR:  70,670,369             AGAINST:  180,495                                                                 ABSTAINING:  61,583

11.	to re-elect Mr J. Frithjof Skouveroe as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

The Chairman proposed to the Meeting to elect Mr J. Frithjof Skouveroe as an independent Director until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

FOR:  70,072,723             AGAINST:  778,242                                                                 ABSTAINING:  61,482

12.	to re-elect Mr. Trond Westlie as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

The Chairman proposed to the Meeting to elect Mr. Trond Westlie as an independent Director until the next Annual General Meeting of Shareholders or until his successor has been duly elected:

FOR:  70,707,392             AGAINST:  142,482                                                                 ABSTAINING:  62,573

13.	to elect Mr Ron Henderson as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

The Chairman proposed to the Meeting to elect Mr Ron Henderson as an independent Director until the next Annual General Meeting of Shareholders or until his successor has been duly elected:

FOR:  70,703,501             AGAINST:  146,883                                                                 ABSTAINING:  62,063

14.
to elect Deloitte S.A., Luxembourg, as Authorised Statutory Auditor (“Réviseurs d’entreprises agrées”) to audit the unconsolidated and the consolidated financial statements of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

The Chairman proposed to elect Deloitte S.A., 560, rue Neudorf, L-2220 Luxembourg, as Authorised Statutory Auditor of the Company to audit the consolidated and unconsolidated financial statements of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

FOR:  70,296,899             AGAINST:  553,992                                                                 ABSTAINING:  61,556

15.
to approve the determination of dividends of the Company for the fiscal year ended November 30, 2009, namely (i) approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of U.S. $0.23 per Common Share, payable on June 18, 2010 to Shareholders (and June 23, 2010 for holders of ADRs) of record as of June 3, 2010, and (ii) transfer of all undistributed profits to the retained earnings of the Company. (Note: The first trading date ex-dividend will be June 1, 2010).

The Chairman proposed to approve the determination of dividends.

FOR:  70,832,051             AGAINST:  18,214                                                                   ABSTAINING:  62,182

The Chairman noted that resolutions 1 to 15 inclusive had been approved.

There being no further business to come before the Meeting, the Chairman closed the Meeting at 3.00 p.m.

Luxembourg, May 28, 2010

C. BONVALET C. MATHU	P. HOSS	A. PEEL
Ballot-judges	Secretary	Chairman